Exhibit 99.10

CONSENT OF EXPERT

In connection with the Annual Report on Form 40-F of HudBay Minerals Inc. (“HudBay”) for the year ended December 31, 2014, and any amendments thereto (the “Form 40-F”), I, Robert Carter, P.Eng., hereby consent to the use of my name in connection with the references to and summaries of scientific and technical information relating to HudBay’s mineral properties (collectively, the “Incorporated Information”) and to the inclusion of the Incorporated Information in the Annual Information Form and Management’s Discussion and Analysis of Results of Operations and Financial Condition for the year ended December 31, 2014, each filed as an exhibit to the Form 40-F and incorporated by reference therein.

I do also hereby consent to the use of my name and the incorporation by reference of the Incorporated Information in Registration Statement Nos. 333-170295 and 333-197080 on Form S-8 and Registration Statement Nos. 333-185723, 333-190801,333-193876, 333-195184 and 333-197185 on Form F-10 (including, in each case, any amendments thereto).

Yours very truly,

/s/ Robert Carter
Robert Carter, P.Eng.

Dated: March 31, 2015